

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY GENERATES $1 BILLION IN CASH FLOW
EXPLORATION SUCCESS IN VIETNAM
TWEEDSMUIR PRODUCTION START UP

CALGARY, Alberta – May 9, 2007 – Talisman Energy Inc. today reported its first quarter operating and financial results.

Cash flow[1] was $1,004 million, including the impact of a non-recurring cash tax charge of $77 million in relation to the sale of the Company's indirect interest in Syncrude. Cash flow was down 25% compared to $1,344 million a year earlier. Cash flow was $1,126 million in the fourth quarter of 2006. Cash flow per share[1] was $0.95, down 21% compared to $1.21 in the first quarter of 2006.

Net income was $520 million ($0.49/share) compared to $197 million ($0.18/share) a year ago and $598 million ($0.55/share) in the previous quarter. The increase in income compared to a year ago was mainly due to a $277 million after tax gain on asset sales, whereas first quarter 2006 results were adversely affected by a $325 million tax charge related to an increase in the UK income tax rate.

Earnings from continuing operations[1] decreased 43%, totaling $276 million ($0.26/share) versus $485 million ($0.44/share) a year earlier and $328 million ($0.30/share) in the fourth quarter of 2006.

Production averaged 470,000 boe/d, a decrease of 10% from the first quarter of 2006. However, volumes were above guidance for the quarter. Production in the fourth quarter of 2006 averaged 486,000 boe/d. Oil and liquids production averaged 251,893 bbls/d, down 16% from last year. Natural gas production averaged 1.3 bcf/d in the quarter, down 2% from last year.

"Last year Talisman embarked on a program to sell non-core assets and repurchase shares, which continues to impact volumes," said Dr. Jim Buckee, President and Chief Executive Officer. "However we are above production guidance for the quarter and still on track to average 485,000 boe/d for the year. We have been investing in growth projects over the past year or two, which are now coming to fruition. Yesterday I was pleased to announce first oil production from our Tweedsmuir development in the North Sea, where volumes will continue to increase as platform upgrades are completed. First production from the Enoch development is expected shortly, with Wood and Blane expected in the third quarter and Affleck and Duart in the fourth quarter.

"In Norway, we drilled two successful development wells at Brage and Gyda. Additional sidetrack drilling on Block 15-2/01 in Vietnam has confirmed that this is a significant discovery. We are preparing for first gas sales to West Java in Indonesia and fabrication work is well underway for the Northern Fields development in Block PM-3 CAA in Malaysia/Vietnam.

"In North America, Talisman continues to deliver year over year gas production growth, despite asset sales. We've made significant new discoveries in Appalachia, the BC Foothills, Northern Alberta Foothills and the Deep Basin. I am very encouraged by what we saw in our winter drilling program in Alaska, although we didn't have the opportunity to test.

[1] The terms "cash flow", "cash flow per share" and "earnings from continuing operations" are non-GAAP measures. Please see advisories elsewhere in this news release.

~~ This release is available on Talisman's Internet Web Site: *WWW.TALISMAN-ENERGY.COM* ~~

"Volumes in the second quarter are expected to average approximately 450,000 boe/d, reflecting seasonal maintenance turnarounds. Operating costs came in higher than expected during the quarter, largely driven by foreign exchange movements. We expect Talisman's unit operating costs to average less than $10/boe in the fourth quarter as we bring on new, low cost production in the third and fourth quarters.

"The sale of our Brae asset package is expected to close later in the year. We have a number of sales in the final stages of closing in North America and are still negotiating on other assets. Total transactions signed or close to signed total 9,021 boe/d with proceeds of approximately $530 million.

"Cash flow for the year is expected to be about $5 billion, based on an average US$64.25/bbl WTI oil price, US$7.70/mmbtu NYMEX natural gas price, a US$/C$ exchange rate of $0.88 and C$/£ exchange rate of $2.26. Year-to-date, Talisman has repurchased 15.5 million shares at a cost of $299 million and intends to purchase additional shares as proceeds are received from asset sales."

Talisman First Quarter Summary

- Talisman participated in 170 wells in North America with a 98% success rate, resulting in 129 gas and 37 oil wells. Included were 47 exploration wells with 46 successful gas wells and one oil well.
- Talisman announced a successful natural gas well in the Foothills area of northeastern BC, which tested at restricted rates of 21 to 25 mmcf/d (gross raw gas).
- At Bigstone/Wildriver, the Company achieved a new production record of 140 mmcf/d in March.
- In February, Talisman Midstream Operations transported and processed a record 603 mmcf/d.
- Talisman's subsidiary commenced production from a prolific gas well in the Appalachian Basin of New York state, which is currently producing 11 mmcf/d net sales gas.
- In Alaska, three exploration wells encountered hydrocarbons. One well was plugged and abandoned and the other two wells have been suspended with plans to evaluate them next winter.
- In the UK, Talisman participated in four successful development wells at Arkwright, Chanter, Duart North and Affleck.
- Talisman's Tweedsmuir development project in the North Sea commenced production on May 8.
- Wholly owned subsidiaries of Talisman Energy entered into an agreement to sell non-operated interests in the Brae assets in the UK North Sea.
- Talisman was awarded 10 blocks in the 24th Licence Round (two blocks in the Central North Sea and eight blocks in the West of Shetland area) as well as two licences in Norway.
- In Scandinavia, a Gyda development well was drilled, which had an initial gross oil rate of 10,200 bbls/d. Talisman also participated in a successful Brage development well, which had an initial gross oil rate of 13,900 bbls/d.
- Talisman announced plans to redevelop the Yme Field in Norway.
- In Vietnam, a successful exploration well was drilled at Hai Su Trang, testing at a combined rate of 14,863 bbls/d. A subsequent sidetrack well confirmed that the adjacent Te Giac Trang industry discovery extends onto Talisman's Block 15-2/01.
- Talisman was awarded the highly prospective Sageri Licence Block covering approximately 960,000 acres offshore Indonesia.
- Talisman announced start up of production from the Suban 10 well in Indonesia, which is producing 200 mmcf/d gross sales gas.
- In Malaysia, the new Bunga Kekwa C Annex wellhead riser platform was installed, paving the way for the ongoing drilling program in the second quarter.
- A successful development well was drilled offshore Trinidad in addition to five development wells in North Africa.
- Talisman renewed its Normal Course Issuer Bid.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP Financial Measures for further explanation and details.

($ millions)	Three months ended	
March 31,	**2007**	2006
Cash provided by operating activities	**1,089**	1,436
Changes in non-cash working capital	**(85)**	(92)
Cash flow	**1,004**	1,344

Earnings from Continuing Operations

In order to better illustrate Talisman's operating performance on an internally consistent basis, the Company has calculated an earnings from continuing operations number. This is a non-GAAP measure and adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies.

($ millions, except per share amounts)

	Three months ended	
March 31,	**2007**	2006
Net income	**520**	197
Operating income from discontinued operations	**32**	71
Gain on disposition of discontinued operations	**277**	-
Net income from discontinued operations	**309**	71
Net income from continuing operations	**211**	126
Unrealized losses on held-for-trading derivatives (tax adjusted)	**17**	-
Unrealized loss on Canadian Oil Sands Trust units (tax adjusted)	**10**	-
Insurance Expenses[1]	**-**	10
Stock-based compensation (tax adjusted) [2]	**29**	32
Tax effects of unrealized foreign exchange gains (losses) on foreign denominated debt [3]	**9**	(8)
Tax rate increases [3]	**-**	325
Earnings from continuing operations [4]	**276**	485
Per share [4]	**0.26**	0.44

1. Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.
2. Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at March 31, 2007. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
3. Tax adjustments reflect a 10% supplemental tax increase in the UK in 2006 as well as future taxes relating in part to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
4. This is a non-GAAP measure.

Exploration and Operations Review

North America

During the first quarter, Talisman participated in 170 gross wells (105 operated), resulting in a total of 129 gas and 37 oil wells for an average success rate of 98%. Included were 47 exploration wells, with 46 successful gas wells and one oil well.

Total production from North America was 200,938 boe/d in the first quarter, in line with planned rates. Natural gas production averaged 923 mmcf/d, 28 mmcf/d (3%) higher than the same period in 2006 and 19 mmcf/d (2%) below the previous quarter. Liquids production averaged 47,377 bbls/d, 8,800 bbls/d (16%) lower than the same period last year and 3,701 bbls/d (7%) lower than the fourth quarter of 2006. Asset sales in the second quarter of 2006 reduced volumes by 23 mmcf/d and 2,712 bbls/d and the sale of Talisman's indirect interest in Syncrude on January 2, 2007, reduced volumes by an additional 3,921 bbls/d.

In the Alberta Foothills, Talisman produced 169 mmcf/d during the first quarter, 16 mmcf/d higher than the same period in 2006 and 8 mmcf/d lower than the previous quarter. The Company drilled 3.5 net wells (five gross wells) during the quarter, of which one well is currently producing approximately 5 mmcf/d gross raw gas (4.5 gross sales gas) and nine wells were drilling at the end of the quarter. There is approximately 47 mmcf/d of net sales gas in the Northern Alberta Foothills awaiting completion of pipelines and facilities.

At Monkman, production for the quarter averaged 115 mmcf/d, relatively flat compared to the previous quarter and 10 mmcf/d above the same period last year. The b-60-E well is currently producing approximately 46 mmcf/d gross raw gas (39 mmcf/d gross sales gas) and the d-93-D well is currently producing approximately 34 mmcf/d gross raw gas (28 mmcf/d gross sales gas). The 43-E/93-P-3 well is producing approximately 17 mmcf/d gross raw gas (10 mmcf/d gross sales gas). The Company participated in 0.8 net wells (one gross) during the quarter.

The Company announced the results of a successful well in the Foothills area of northeastern BC. The well tested at restricted rates of 21 to 25 mmcf/d (gross raw gas) with a flowing wellhead pressure of 2,300 psi. The well is expected to commence production by November 2007.

Production in the Greater Arch averaged 25,237 boe/d during the first quarter, 17% lower than the first quarter of 2006, due in part to dispositions in the second quarter of 2006, and 1,140 boe/d lower than the previous quarter. The Company participated in 11.2 net wells (17 gross) of which one net well (one gross) was in the Outer Foothills play area.

Production in the Deep Basin averaged 8,898 boe/d during the first quarter, 6% lower than the first quarter of 2006 and 314 boe/d higher than the previous quarter. Talisman participated in 5.2 net wells (11 gross) of which 2.5 net wells (three gross) were in the Outer Foothills play area during the quarter. The Company has a 50% working interest in a new well that came on production March 26 and is currently producing at a rate of approximately 17 mmcf/d gross raw gas (16 mmcf/d gross sales gas).

At Edson, production was 15,645 boe/d, an increase of 21% over the same period last year and 2% above the previous quarter. Gas production was 20% higher than the first quarter of 2006 and 2 mmcf/d higher than the previous quarter. Liquids production averaged 2,401 boe/d, an increase of 31% over the same period last year and relatively flat compared to the previous quarter. Talisman participated in 13.7 net wells (17 gross) of which 3.3 net wells (four gross) are in the Outer Foothills play area.

Production at Bigstone/Wild River was 25,113 boe/d, 15% higher than the same period last year and 4% higher than the previous quarter. Natural gas production during the quarter was 139 mmcf/d, 14% higher than the same period in 2006 and 3% higher than the fourth quarter of 2006. A new production record of 140 mmcf/d was set in March 2007. Talisman participated in 25 net wells (36 gross) in the area during the quarter.

At West Whitecourt, production was 10,431 boe/d, 2% higher than the same period last year and 4% higher than the previous quarter. Talisman participated in 13.9 net wells (17 gross) in the area.

At Chauvin, production during the quarter was 15,423 boe/d, 13% lower than the same period last year, due in part to divestitures, and relatively flat compared to the previous quarter. The Company participated in 10.3 net wells (23 gross) in the quarter.

In February, Talisman Midstream Operations transported and processed a record 603 mmcf/d through its systems. Volumes transported and processed during the quarter averaged 555 mmcf/d, a 3% increase over the preceding quarter. The Palliser Extension and the Bigstone West Sweet Plant were both commissioned in April 2007. The Cutbank Complex expansion is on schedule with expected commissioning in the fourth quarter of 2007.

In Quebec, a well drilled in the St. Lawrence Lowlands was completed in the first quarter. Natural gas was discovered in the Trenton Black River formation and the well is currently being evaluated. A second well is suspended. Talisman may commit to drill one additional earning well under each farmout agreement later in 2007.

In Appalachia, production was 99 mmcf/d, 13 mmcf/d lower than the previous quarter, largely due to natural declines in new wells brought on production in the previous quarter. The Hulett K1 well came onstream in January and is currently producing 11 mmcf/d net sales gas. Fortuna participated in 5.8 net wells (seven gross) during the quarter. The Dzybon A1 well is expected to have initial production in the range of 6 mmcf/d (gross sales gas) with a 98.455% working interest. This well is expected to commence production in the third quarter of 2007.

In Alaska, Talisman's subsidiary FEX L.P. completed a three well program in the northwest planning area of the National Petroleum Reserve - Alaska. One well was plugged and abandoned and two were suspended. All wells encountered hydrocarbon-bearing sandstones in several formations based on log analysis and strong gas and oil shows, including oil staining and free oil in the drilling mud of one of the wells. The Company plans to evaluate the wells next season.

North Sea

United Kingdom

Talisman's UK production averaged 119,331 boe/d over the quarter, in line with planned rates and the fourth quarter of 2006, but down 18% from the first quarter of 2006. The largest contributor to the drop compared to the first quarter of 2006 was 9,300 boe/d due to asset sales. This was offset by 6,600 boe/d from the purchase of the Auk and Fulmar assets. In addition, reduced production occurred at Brae due to lower gas sales; Montrose/Arbroath due to an extended shut-down to bring a jack-up drilling rig alongside; Claymore due to water injection restrictions; and at Blake due to flush production in the first quarter of 2006 following an extended shutdown in the fourth quarter of 2005.

Operating costs were significantly higher in the quarter compared to the first quarter 2006 largely as a result of the sale of lower operating cost assets, adverse exchange rate movements and the purchase of currently high unit operating cost assets at Fulmar and Auk.

During the quarter, Talisman drilled successful development wells at the Arkwright, Chanter and Duart North fields. The Arkwright well had an initial gross production rate of 6,900 bbls/d. The Duart North well tested at 3,000 bbls/d and is capable of 8,000 bbls/d oil, and the Chanter well is expected on production in mid-May. Talisman also participated in drilling a non-operated development well at Affleck. At the end of the quarter, development wells were drilling at Arbroath, Scapa, Tartan North, Clyde, Affleck and the Beinn field in the Brae area.

The Tweedsmuir field development commenced production on May 8 and is expected to reach peak rate following completion of topside modifications in September 2007. An average annual production rate of 46,000 boe/d (gross) is estimated in 2008. Development is also underway at the Enoch, Wood, Blane, Affleck, Duart and Galley fields. First production is expected at Enoch in May, Wood in July, Blane in August, and at Affleck, Duart and Galley in the fourth quarter of 2007.

Talisman's wholly owned subsidiaries, Talisman Energy (UK) Limited and Talisman LNS Limited, have entered into an agreement with TAQA Bratani Limited, a wholly owned subsidiary of the Abu Dhabi National Energy Company (TAQA), to sell their entire non-operated interests in the Brae assets in the UK North Sea for a consideration of US$550 million. The sale has an effective date of January 1, 2007 and is expected to complete later in the year. Talisman's net production for the Brae assets averaged 19,000 boe/d in 2006.

During the quarter, Talisman was awarded 10 blocks in the 24th Licence Round. Two of the blocks were in the Central North Sea and the remainder were in the West of Shetland area.

Scandinavia

Talisman's Scandinavian production averaged 34,290 boe/d over the quarter, slightly below planned rates and the fourth quarter of 2006, and 19% down from the first quarter of 2006. Compared to the first quarter of 2006, production decreased primarily due to unexpected water breakthrough at two high-producing Varg wells in the second quarter of 2006. Production rates have recently increased to over 40,000 boe/d with the start up of two prolific wells in Norway.

During the quarter, Talisman drilled a Gyda development well, which started production at an initial rate of 10,200 bbls/d (gross). In addition, Talisman participated in drilling a successful Brage development well, which started production at an initial oil rate of 13,900 bbls/d (gross). At the end of the quarter, development wells were drilling at Brage and Veslefrikk.

Processing and transportation agreements have been signed for the Rev development tieback to the Armada field in the UK. The field is expected to start production in mid-2008. During the quarter, the Company drilled a successful exploration well with two follow up sidetracks to evaluate the eastern flank of the Rev discovery.

Development work is underway on the Yme project. The redevelopment of the field was sanctioned in December 2006 and construction contracts are being awarded.

Southeast Asia

Production in Southeast Asia averaged 94,104 boe/d in the first quarter, 5% lower than the same quarter last year and 6% lower than the previous quarter, largely as a result of natural oil declines in Malaysia/Vietnam.

In Malaysia, the Bunga Raya-E gas processing facility was commissioned in the first week of April and is currently processing 90 mmcf/d gross sales gas. This is expected to increase to 180 mmcf/d gross sales gas towards the end of May when raw feed gas becomes available from two new gas wells, which are currently drilling on the Bunga Kekwa C Annex platform. These two wells are expected to come onstream at approximately 100 mmcf/d gross sales gas.

Development of the Northern Fields is progressing with all major contracts awarded. Fabrication and procurement are well underway on the wellhead riser platforms, central processing platform and the floating storage and offloading vessel. First gas and oil from the Northern Fields are expected to come onstream in the second and fourth quarters of 2008 respectively.   The gas export pipeline from Bunga Raya to Ca Mau in Vietnam is complete and gas began flowing in late April at initial rates of 20 mmcf/d. Gas volumes are expected to increase by an incremental 46 mmcf/d gross sales gas by September 2007. Gas takes are anticipated to remain at these levels for the remainder of the year as the power generation facilities in Vietnam are commissioned.

Two wells have been drilled and completed in the Angsi Southern Channel Pool in Malaysia in the last six months.   One well tested at 2,638 bbls/d and the other well is capable of producing 2,200 bbls/d. Unitization is ongoing to monetize this discovery, which has been proven to be part of the Angsi Southern Channel Pool in Block PM-305. In Block PM-3 CAA, Talisman drilled one development well, two water injector wells and two exploration wells during the quarter. The two injector wells are each currently injecting over 3,500 bbls/d of water to boost Bunga Tulip production, resulting in an incremental production increase of 1,000 bbls/d (414 bbls/d net).

In Vietnam, one exploration and two sidetrack wells were successfully drilled in Block 15-2/01. The first exploration discovery well, Hai Su Trang (HST), tested at a combined rate of 14,863 bbls/d through a two inch choke at an average 450 psi surface pressure. The first sidetrack well tested at 4,886 bbls/d of 37 degrees API oil, limited by well test equipment. The second sidetrack encountered 167 feet of net oil pay at a structural elevation very similar to the first well.   These wells also determined that the adjacent Te Giac Trang (TGT) industry discovery in Block 16/01 extends onto Block 15-2/01. Three additional exploration wells are planned for the block later in the year.

Also in Vietnam, development of the Song Doc Field in Block 46/02 is progressing with a five well development drilling program planned for this summer and first oil is expected in the second quarter of 2008.

In Indonesia, production increased by 5% over the same period last year and 3% over the previous period as a result of higher gas nominations from the Corridor PSC Block. Record monthly production was attained in Indonesia in March at 47,933 boe/d. In the Corridor PSC Block, the recently completed Suban 10 well is currently producing 200 mmcf/d gross sales gas. The subsequent well, Suban 11, was recently completed and a multipoint test demonstrated open hole capability of 335 mmcf/d. The final stage of tying in two new gas sweetening trains of the Suban Phase 2 facilities expansion was completed in February. Construction of the Corridor segment of the natural gas pipeline from South Sumatra to West Java is progressing with expected completion in July 2007 and initial volumes of 50 mmcf/d gross sales gas (18 mmcf/d net sales gas) to the new markets in West Java. In the Ogan Komering Block, Talisman discovered a number of bypassed pay zones that are currently producing an incremental 1,153 bbls/d of oil (474 bbls/d net). Talisman participated in eight gross development wells in this quarter.

Talisman was awarded the highly prospective Sageri Licence Block, offshore Indonesia. The block covers approximately 960,000 acres and is situated in water depths of 2,000 meters.

In Australia, production during the first quarter of 2007 increased 48% over the same period last year, largely as a result of two well workovers in the Laminaria field in the summer of 2006.

Other Areas

In Talisman's other areas, production averaged 21,378 boe/d, a decrease of 25% from the same period a year ago, and an increase of 3% over the fourth quarter of 2006. In North Africa, production averaged 14,897 bbls/d in Algeria (down 8%) and 1,122 boe/d in Tunisia (up 14%) compared to a year ago. The Algeria Greater MLN facility expansion is progressing with upgraded gas injection scheduled for the fourth quarter of 2007. Two development wells were drilled in the quarter in the Greater MLN area, two in the Ourhoud Unit, plus one in Tunisia.

In Tunisia, Talisman participated in three successful exploration wells in the Adam and Borj El Khadra concessions.

In Trinidad and Tobago, production averaged 5,359 bbls/d (down 53%). Production was below planned volumes over the quarter due to a glycol dehydrator failure in late 2006, which limited rates through January, followed by a compressor coupling failure in February. Production volumes returned to planned rates in mid-March.

During the quarter, a Canteen development well was drilled in Angostura Block 2(c) offshore Trinidad and Tobago and is currently being tested. Pre-development planning continues for the Angostura Phase 2 gas development project. A Heads of Agreement has been signed with Trinidad and Tobago's National Gas Company (NGC) to sell gas at initial rates of 220 mmcf/d (gross) starting in 2010. Negotiations are underway with NGC on the gas sales contract.

In Peru, Talisman has contracted a seismic acquisition program on Blocks 64 and 101.

Management's Discussion and Analysis (MD&A)
(May 9, 2007)

This discussion and analysis should be read in conjunction with the Unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (the "Company") as at March 31, 2007 and 2006, and the 2006 Audited Consolidated Financial Statements of the Company. All comparative percentages are between the quarters ended March 31, 2007 and 2006, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

Talisman's previously announced asset rationalization program is ongoing. The Company's disposition of its indirect interest in Syncrude closed on January 2, 2007 for proceeds of $472 million, resulting in an after-tax gain of $277 million, which has been included in net income from discontinued operations. Non-core assets to be disposed of in Western Canada and the UK represented 9 mboe/d and 17 mboe/d, respectively, of production in the first quarter of 2007, the results of which have been included in net income from discontinued operations. The Western Canadian asset disposals are expected to close in the second quarter for proceeds of approximately $530 million. The Company's disposition of its non-operated assets in the Brae area of the UK North Sea for consideration of US$550 million has an effective date of January 1, 2007 and is expected to close later in 2007. The resulting gain or loss on disposition of these assets will be recorded when the respective transactions close.

The prior period has been restated to reflect the results of discontinued operations. See note 2 to the Unaudited Interim Consolidated Financial Statements.

Quarterly Results Summary

	Three months ended	
March 31,	**2007**	2006
Financial (millions of C$ unless otherwise stated)		
Net income from continuing operations	**211**	126
Net income from discontinued operations	**309**	71
Net income	**520**	197
C$ per common share[1]		
Net income - Basic	**0.49**	0.18
- Diluted	**0.48**	0.17
Net income from continuing operations		
- Basic	**0.20**	0.11
- Diluted	**0.19**	0.11
Production (daily average)		
Oil and liquids (bbls/d)	**243,389**	278,906
Natural gas (mmcf/d)	**1,204**	1,168
Continuing operations (mboe/d)	**444**	474
Discontinued operations (mboe/d)	**26**	49
Total mboe/d (6mcf=1boe)	**470**	523
Total Production (boe) per common share[1] - Basic	**0.04**	0.04

1.   All per share amounts have been retroactively restated to reflect the Company's three-for-one share split.

Net income for the quarter of $520 million increased by 164% over the same period of 2006, due principally to the $277 million after-tax gain on sale of the Company's indirect interest in Syncrude in the current year, whereas first quarter 2006 results were adversely affected by a $325 million tax charge related to an increase in the UK income tax rate. Net income from continuing operations was up 67% from 2006, primarily due to the UK tax charge in 2006, which was partially offset by the impact in the first quarter of 2007 of lower production and commodity prices and increased operating costs and depreciation, depletion and amortization (DD&A).

Company Netbacks [1,2]

March 31,	Three months ended	
	2007	2006
Oil and liquids ($/bbl)		
Sales price	**65.46**	67.85
Hedging (gain) loss	**(1.07)**	0.09
Royalties	**10.63**	9.39
Transportation	**1.28**	1.01
Operating costs	**16.50**	11.71
	38.12	45.65
Natural gas ($/mcf)		
Sales price	**7.35**	8.52
Hedging (gain) loss	**(0.18)**	(0.10)
Royalties	**1.45**	1.73
Transportation	**0.26**	0.30
Operating costs	**1.03**	0.84
	4.79	5.75
Total $/boe (6mcf=1boe)		
Sales price	**55.52**	60.66
Hedging (gain) loss	**(1.09)**	(0.22)
Royalties	**9.74**	9.81
Transportation	**1.40**	1.34
Operating costs	**11.70**	8.84
	33.77	40.89

1. Netbacks do not include synthetic oil and pipeline operations. Additional netback information by major product type and region is included elsewhere in this interim report.
2. Includes impact of discontinued operations.

During the first quarter, the Company's average netback was $33.77/boe, which was $7.12/boe or 17% lower than in 2006. Talisman's realized price of $55.52/boe was 8% lower than 2006, principally the result of lower world oil prices and North American and international gas prices. Increased operating costs and transportation expenses were partly offset by lower royalties and increased hedging gains in the quarter.

Gross sales from continuing operations for the quarter ended March 31, 2007 were $2.2 billion, a 15% decrease from 2006, as lower production and commodity prices more than offset the positive impact of a weaker Canadian dollar.

Daily Average Production, Before Royalties

March 31,	Three months ended		
	2007	**2007 vs 2006 (%)**	2006
Oil and liquids (bbls/d)			
North America	**45,019**	**(5)**	47,310
United Kingdom [1]	**95,601**	**(14)**	111,658
Scandinavia [1]	**31,912**	**(19)**	39,529
Southeast Asia [1]	**49,549**	**(4)**	51,845
Other [1]	**21,308**	**(25)**	28,564
	243,389	**(13)**	278,906
Natural gas (mmcf/d)			
North America	**880**	**6**	829
United Kingdom	**43**	**8**	40
Scandinavia	**14**	**(13)**	16
Southeast Asia	**267**	**(6)**	283
	1,204	**3**	1,168
Continuing operations (mboe/d)	**444**	**(6)**	474
Discontinued operations			
North America			
- oil and liquids (bbls/d)	**2,358**	**(73)**	8,867
- natural gas (mmcf/d)	**41**	**(37)**	65
United Kingdom			
- oil and liquids (bbls/d)	**6,147**	**(50)**	12,204
- natural gas (mmcf/d) [2]	**63**	**(40)**	105
Discontinued operations (mboe/d)	**26**	**(47)**	49
Total mboe/d (6mcf=1boe)	**470**	**(10)**	523

1. Includes oil volumes produced into inventory, excludes volumes sold (out of) inventory, for the three months ended March 31, 2007 of (9,132) bbls/d, (3,907) bbls/d, 2,910 bbls/d and 10,347 bbls/d in the United Kingdom, Scandinavia, Southeast Asia and Other, respectively, and as at March 31, 2006 of (4,399) bbls/d, 1,648 bbls/d, 1,139 bbls/d and (780) bbls/d in the United Kingdom, Scandinavia, Southeast Asia and Other, respectively.
2. Includes gas acquired for injection and subsequent resale of 16 mmcf/d and 14 mmcf/d in 2007 and 2006 respectively.

The Company's average oil and liquids production from continuing operations for the quarter was 243,389 bbls/d, down 13% from last year. In North America, oil and liquids production averaged 45,019 bbls/d during the quarter, down 5% from 2006, due primarily to natural declines. In the UK, oil and liquids production averaged 95,601 bbls/d, down 14% from 2006. The reduction was due principally to natural declines and a shutdown at Montrose/Arbroath to bring in a jackup drilling rig, as well as water injection restrictions at Claymore, in the quarter, which were partially offset by approximately 6.6 mbbls/d of production from the Auk/Fulmar acquisition that closed on December 1, 2006. In Scandinavia, oil and liquids production decreased to 31,912 bbls/d, a result of natural declines and water breakthrough on two Varg wells in 2006. Two successful infill wells were drilled in Brage and Gyda in the quarter (initial production of 10,900 bbls/d net to Talisman), which are expected to contribute to second quarter volumes. In Southeast Asia, oil and liquids production declined 2,296 bbls/d to 49,549 bbls/d. In Indonesia, production declined 2% to 11,122 bbls/d. Oil and liquids production in Malaysia/Vietnam was 30,791 bbls/d, down 13% from 2006 mainly due to natural declines. Production in Australia benefited from a successful optimization program that was completed mid-2006, averaging 7,636 bbls/d up 2,475 bbls/d. Production from Other areas decreased to 21,308 bbls/d, principally the result of a 53% decrease in production from Trinidad and Tobago to 5,359 bbls/d as production shut-in last November was brought onstream gradually over the quarter, increasing to an average of 6,744 bbls/d during March. In Algeria, production averaged 14,897 bbls/d, down 8% from 2006, due to gas handling constraints ahead of the Greater MLN injection expansion, expected to start up in the fourth quarter of 2007.

During the quarter, natural gas production from continuing operations increased 3% to an average of 1.2 bcf/d, as increases in North America were partially offset by reduced production volumes in Southeast Asia. In North America, natural gas production was 880 mmcf/d, an increase of 51 mmcf/d from last year. Contributing to this increase was a new well in Appalachia, two new wells in Monkman, the successful development and infill drilling program at Bigstone Wildriver, new compression in the Alberta Foothills and the commissioning of the Lynx and Palliser pipelines during the third quarter of 2006. In Southeast Asia, natural gas production was 267 mmcf/d, a decrease of 16 mmcf/d from last year. Production in Malaysia/Vietnam averaged 57 mmcf/d this quarter, a decrease of 30 mmcf/d due to decreased availability of sales gas resulting from delayed commissioning of the Bunga Raya-E gas processing facility. Indonesia gas production increased 7% over last year, averaging 210 mmcf/d, as a result of higher demand from buyers of Corridor gas.

Volumes reported in discontinued operations represent production from assets currently held for sale and production from assets disposed of, until the date of closing.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties. Volumes transferred into or sold out of inventory for the periods ended March 31, 2006 and 2007 have been separately identified in footnote 1 to the Daily Average Production, Before Royalties table above.

Prices and Exchange Rates[1]

	Three months ended		
March 31,	2007	2007 vs 2006 (%)	2006
Oil and liquids ($/bbl)			
North America	53.55	8	49.58
United Kingdom	64.73	(9)	71.01
Scandinavia	64.64	(12)	73.42
Southeast Asia	77.10	5	73.49
Other	69.41	(1)	70.43
	65.46	(4)	67.85
Natural gas ($/mcf)			
North America	7.66	(13)	8.79
United Kingdom	7.72	(24)	10.11
Scandinavia	4.44	26	3.51
Southeast Asia	6.29	(11)	7.08
	7.35	(14)	8.52
Total $/boe (6mcf=1boe)	55.52	(8)	60.66
Hedging (gain) loss, not included in the above prices			
Oil and liquids ($/bbl)	(1.07)		0.09
Natural gas ($/mcf)	(0.18)		(0.10)
Total $/boe (6mcf=1boe)	(1.09)		(0.22)
Benchmark prices and foreign exchange rates			
WTI (US$/bbl)	58.16	(8)	63.48
Brent (US$/bbl)	57.75	(7)	61.79
NYMEX (US$/mmbtu)	6.96	(23)	9.08
AECO (C$/gj)	7.07	(20)	8.79
US/Canadian dollar exchange rate	0.85	(1)	0.87
Canadian dollar / pound sterling exchange rate	2.29	13	2.02

1. Excludes synthetic oil

~~ This release is available on Talisman's Internet Web Site: *WWW.TALISMAN-ENERGY.COM* ~~

Talisman's first quarter realized commodity price averaged $55.52/boe, down $5.14/boe from last year as the benchmark prices for both worldwide oil and North American natural gas were significantly lower than a year ago. However, narrowing North American oil price differentials more than offset the decline in WTI oil prices resulting in an 8% realized price increase. In Southeast Asia, oil prices increased by 5% to $77.10/bbl due to the timing of liftings.

The Company's North American natural gas price decline of 13% was not as pronounced as the decline in AECO and NYMEX gas prices of 20% and 23%, respectively. The Company's sales portfolio was weighted more heavily to the monthly index, which outperformed the daily index in the current period. In the prior period, the Company was more heavily weighted to the daily index, which underperformed the monthly index.

For the quarter ended March 31, 2007, Talisman recorded net hedging gains on commodity-based derivative financial instruments of $46 million, associated with gains on oil and liquids of $1.07/bbl and on natural gas of $0.18/mcf, compared to gains of $10 million associated with gains on natural gas of $0.10/mcf, which more than offset losses on oil and liquids of $0.09/bbl during the same period in 2006. As of April 1, 2007, the Company had derivative and physical contracts for approximately 11% of its remaining 2007 estimated production. A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2006 Audited Consolidated Financial Statements and in note 9 to the March 31, 2007 Unaudited Interim Consolidated Financial Statements.

Royalties

March 31,	Three months ended			
	2007		2006	
	%	$ millions	%	$ millions
North America	19	159	21	179
United Kingdom	-	-	2	2
Scandinavia	-	1	-	1
Southeast Asia	39	174	37	194
Other	31	21	28	50
	18	355	16	426

The Company's royalty expense from continuing operations for the first quarter was $355 million (18%), down $71 million from $426 million (16%) in 2006. This decrease in the total royalty expense is the result of decreases in both commodity prices and production. In North America, the royalty rate decreased due to decreased prices for natural gas. In Southeast Asia, the rate increase related principally to PM-305 in Malaysia where historical cost pools were fully recovered by the middle of 2006.

Unit Operating Expenses

March 31,	Three months ended		
	2007	2007 vs 2006	2006
	$/boe	(%)	$/boe
North America	7.51	15	6.55
United Kingdom	22.87	63	14.03
Scandinavia	22.21	28	17.33
Southeast Asia	4.25	15	3.70
Other	4.64	35	3.43
Company ($/boe)	11.70	32	8.84

Total Operating Expenses

March 31,	Three months ended 2007	2006
(millions of dollars)		
North America	**131**	108
United Kingdom	**240**	165
Scandinavia	**76**	69
Southeast Asia	**36**	33
Other	**4**	8
	487	383
Pipeline	**20**	15
Total	**507**	398

During the first quarter, total operating expenses from continuing operations increased by $109 million to $507 million. In North America, cost increases due primarily to increases in processing charges, chemicals and lease road maintenance contributed to a 20% increase in total operating costs to $131 million. The impact of increased expenditures more than offset the 3% increase in production, resulting in a 15% increase in the unit operating expense. In the UK, operating costs increased 45% to $240 million, due partly to the 13% strengthening of the pound sterling against the Canadian dollar, which resulted in an increase of about $29 million or $2.70/boe in the current quarter. The Auk/Fulmar interests acquired in the fourth quarter of 2006 contributed $27 million and pushed the rate up $1.36/boe.   In addition, increased third party fuel gas purchases resulted in an increase of $9 million or $0.83/boe. The cost increases together with a 13% reduction in production resulted in an increase in unit operating costs to $22.87/boe. Unit operating costs in the UK are expected to drop below $15.00/boe in the fourth quarter of 2007 with the addition of significant low cost production, mainly at Tweedsmuir. In Scandinavia, operating costs increased $7 million to $76 million, as a result of the 8% strengthening of the Norwegian kroner against the Canadian dollar, higher well maintenance costs and additional helicopter shuttling on Varg. Combined with a 19% decrease in production, Scandinavian unit operating costs increased 28% to $22.21/boe. In Southeast Asia, total operating costs were up $3 million to $36 million due primarily to higher maintenance costs. A 5% decrease in production impacted the unit costs, which increased 15% to $4.25/boe.

Transportation Expenses

March 31,	Three months ended			
	2007		2006	
	$/boe	$ millions	$/boe	$ millions
North America	**0.96**	**18**	1.16	22
United Kingdom	**1.78**	**16**	1.51	15
Scandinavia	**3.00**	**9**	2.24	8
Southeast Asia	**1.31**	**11**	1.20	11
Other	**1.21**	**2**	0.93	2
	1.40	**56**	1.34	58

During the current quarter, transportation expense from continuing operations decreased $2 million to $56 million due to decreased production.

Unit Depreciation, Depletion and Amortization (DD&A) Expense (includes accretion of ARO)

March 31, ($/boe)	Three months ended		
	2007	**2007 vs 2006** **(%)**	2006
North America	**15.73**	**14**	13.77
United Kingdom	**15.53**	**40**	11.12
Scandinavia	**27.89**	**54**	18.12
Southeast Asia	**8.42**	**31**	6.43
Other	**10.56**	**15**	9.20
	15.10	**29**	11.69

Total Depreciation, Depletion and Amortization (DD&A) Expense (includes accretion of ARO)

March 31, (millions of dollars)	Three months ended	
	2007	2006
North America	**272**	229
United Kingdom	**156**	123
Scandinavia	**96**	72
Southeast Asia	**69**	58
Other	**10**	23
	603	505

The 2007, first quarter DD&A expense from continuing operations was $603 million, up 19% from the same quarter of 2006. The DD&A rate in North America increased 14% to $15.73/boe, due to higher drilling and development costs, increased capital expenditures on Midstream Operations and increased land amortization costs. The total DD&A expense in the UK increased 27%, to $156 million, principally due to the 13% strengthening of the pound sterling against the Canadian dollar, an increase in the depletable base and the Auk/Fulmar acquisition, which in combination resulted in a 40% increase in the unit DD&A rate. In Scandinavia, total DD&A charges increased $24 million to $96 million, principally due to an increase in the depletable cost base and an 8% strengthening of the Norwegian kroner against the Canadian dollar, with a resultant DD&A rate of $27.89/boe, up 54% from 2006. The unit DD&A rate for Southeast Asia increased by 31%, due primarily to an increase in the depletable cost base. In Other, the DD&A charge decreased 57% to $10 million as a result of decreased production in Algeria and in Trinidad and Tobago.

Other ($ millions)

March 31,	Three months ended	
	2007	2006
G&A	**60**	60
Dry hole expense	**100**	64
Stock-based compensation	**42**	46
Other expense	**(15)**	24
Interest costs capitalized	**28**	13
Interest expense	**47**	45
Loss on held-for-trading financial instruments	**37**	-
Other revenue	**33**	30

~~ This release is available on Talisman's Internet Web Site: *WWW.TALISMAN-ENERGY.COM* ~~

General and administrative (G&A) expense was flat over the same quarter of last year, but due to the decrease in total production, the per unit amount of $1.42 was 13% above 2006.

Dry hole expense for the first quarter of 2007 was $100 million, up $36 million from the prior year, and includes $40 million in North America, $41 million in the UK and $19 million in the rest of the world.

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units as at March 31, 2007. The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. During the first quarter of 2007, $42 million was expensed. The Company paid cash of $48 million ($68 million in 2006) to employees in settlement of fully accrued option liabilities for options exercised. Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, with only 3% exercised for shares, resulting in reduced dilution of shares.

Other expense of ($15) million includes realization of contingent consideration from a previously disposed asset of $30 million. Capitalized interest expense is associated with the Tweedsmuir, Wood, Blane, Yme and Rev development projects in the North Sea and the Northern Fields development in Malaysia. Tweedsmuir began production May 8, 2007, with Wood and Blane scheduled to come on production in the third quarter of 2007. The loss on held-for-trading financial instruments includes the fair value change in the quarter of commodity price derivatives that are not designated as hedges and the change in value of the Canadian Oil Sands Units which the Company received on disposition of its indirect interest in Syncrude. See notes 1 and 9 of the Unaudited Interim Consolidated Financials Statements. Other revenue of $33 million includes $25 million of pipeline and processing revenue.

Taxes ($ millions)

Effective Income Tax Rate

	Three months ended	
March 31,	**2007**	2006
Income from continuing operations before taxes	**441**	963
Less PRT		
Current	**72**	82
Deferred	**(4)**	3
Total PRT	**68**	85
	373	878
Income tax expense		
Current income tax	**173**	298
Future income tax	**(11)**	454
Total income tax expense	**162**	752
Effective income tax rate	**43%**	85%

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income. The Company's effective tax rate for the current quarter is lower than in 2006 due primarily to the impact of last year's $325 million UK income tax rate increase on petroleum profits from 40% to 50%. Exclusive of this one time non-cash adjustment, the 2006 first quarter's effective rate was 49%. Lower revenues from decreased production and prices combined with increased operating costs and capital expenditures resulted in lower taxes during the current quarter. Reduced commodity prices and production in the UK also decreased PRT.

Capital Expenditures[1]

March 31,	**Three months ended**		
	2007	**2007 vs 2006**	2006
		(%)	
(millions of dollars)			
North America	**622**	**(12)**	703
United Kingdom	**369**	**39**	265
Scandinavia	**125**	**136**	53
Southeast Asia	**111**	**85**	60
Other	**62**	**(38)**	100
Corporate, IS and Administrative	**11**	**22**	9
	1,300	**9**	1,190
Acquisitions	**4**		3
Dispositions	**-**		(5)
Discontinued operations [2]	**(464)**		22
Total	**840**	**(31)**	1,210

1. Capital expenditures exclude corporate acquisitions.
2. 2007 includes proceeds on disposition of $472 million, comprised of $229 million in cash and $243 million in Canadian Oil Sands Trust units.

North America capital expenditures for the current quarter totalled $622 million, with exploration costs of $269 million and development costs of $353 million (including plant and equipment). These expenditures encompassed the drilling of 129 gas wells and 37 oil wells. Expenditures in the UK during the first quarter were comprised of $43 million on exploration spending and $326 million on development spending, which included the ongoing development of the Tweedsmuir (which came on production May 8, 2007), Wood and Duart fields. In Scandinavia, the Company spent $48 million on exploration and $77 million on development. In Southeast Asia, capital expenditures of $111 million included $58 million on exploration spending, principally on the successful Hai Su Trung well in Vietnam, and development spending of $53 million, primarily on the Northern Fields project in Malaysia. In Other, the Company spent $13 million on development activities in North Africa, $18 million on exploration and $7 million on development in Trinidad and Tobago and $24 million on exploration activities in the rest of the world. There have been no significant changes in the Company's outlook for the major projects underway as discussed in the Outlook for 2007 section of the Company's December 31, 2006 MD&A.

Long-term Debt and Liquidity

At March 31, 2007, Talisman's long-term debt was $4.9 billion ($4.7 net of cash), up from $4.6 billion ($4.5 net of cash) at year-end. During the quarter, the Company generated $1.1 billion of cash provided by operating activities and spent $1.3 billion on exploration and development. It also received divestiture proceeds of $229 million from the disposal of its indirect interest in Syncrude and repurchased 15.5 million shares for $299 million.

During the quarter, the Company repaid the $385 million 5.8% notes. At March 31, 2007, the Company had $1,265 million drawn against its available $2,016 million bank lines of credit.

At March 31, 2007, the Company had current assets of $2.3 billion and current liabilities of $3.3 billion, including assets and liabilities of discontinued operations. Current assets include 8.2 million units ($231 million market value at March 31, 2007) of Canadian Oil Sands Trust. Working capital movements are difficult to predict, but management anticipates that accounts receivable will rise later in the year, due primarily to increasing revenue from incremental gas sales in Indonesia and full production at Tweedsmuir.

At quarter-end, debt-to-debt plus book equity was 39%. For the 12 months ended March 31, 2007, the debt-to-cash provided by operating activities ratio was 1.21:1.

In March 2007, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the normal course issuer bid was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. Shareholders may obtain a copy of the Company's notice of intention to make a normal course issuer bid, free of charge, by accessing it on www.sedar.com or by emailing the Company at tlm@talisman-energy.com.

As at March 31, 2007, there were 1,048,521,605 common shares outstanding, increasing to 1,048,644,255 at May 7, 2007.

As at March 31, 2007, there were 60,348,824 stock options and 8,174,653 cash units outstanding. Subsequent to March 31, 2007, 2,321,201 stock options were exercised for cash, 122,650 stock options were exercised for shares, 11,835,160 stock options were granted and 205,960 were cancelled, with 69,534,173 stock options outstanding at May 7, 2007. Subsequent to March 31, 2007, 364,945 cash units were exercised, 2,637,020 cash units were granted and 2,140 cash units were cancelled, with 10,444,588 cash units outstanding at May 7, 2007.

Talisman's investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service ("DBRS"), Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's ("S&P") are BBB (high), Baa2 (stable) and BBB+, respectively. S&P has assigned a rating of BBB+ (with a negative outlook) to the Company.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material. In connection with any such transactions, the Company may incur debt or issue equity.

Financial Instruments

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). These new standards require that all financial instruments be recorded at fair value on the balance sheet. As a result of adopting this standard at January 1, 2007, the Company realized the fair value of assets of $122 million and the fair value of liabilities of $18 million related to commodity price derivative contracts. The fair value of derivative contracts on the balance sheet at March 31, 2007 is presented as a current asset of $28 million, a current liability of $56 million and a long-term liability of $29 million.

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges. All derivative instruments in existence at December 31, 2006 continue to be designated as hedges, and as such the gains and losses on the changes in fair value of these contracts are included in other comprehensive income until realized.

To date, the Company has elected not to designate any commodity price derivative contracts entered into from January 1, 2007 as hedges for accounting purposes and consequently realizes changes in the fair value of such contracts in net income immediately, which will increase the volatility of net income. Since January 1, 2007, the Company has entered into several costless collar and swap natural gas derivative contracts. The change in fair value of these contracts in the period was a loss of $25 million and has been included in the loss on held-for-trading financial instruments in the period.

In addition to its commodity derivatives, the Company has a fixed-to-floating interest rate swap and a cross currency interest rate swap. These interest rate derivative contracts are designated as fair value hedges of a portion of the Company's long-term debt. The hedged portion of the long-term debt and hedging items are re-measured at fair value each reporting period and the respective changes in fair value are recorded in net income. In the first quarter of 2007, the changes in fair value in the derivatives and long-term debt offset each other and are expected to continue to have no net impact on net income in future periods. The effect of revaluing to fair value the hedged portion of long-term debt resulted in a decrease of $12 million in the debt balance at March 31, 2007, with a corresponding $12 million liability recorded in other long-term obligations for the fair value of the derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included in accumulated other comprehensive income and will be realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

See notes 1 and 9 of the Unaudited Interim Consolidated Financial Statements.

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude. These trust units have been classified as held-for-trading financial instruments and as such are re-measured at fair value each reporting period. The movement in fair value of these units in the quarter resulted in a loss of $12 million and is included in the loss on held-for-trading financial instruments in the period.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company's financial performance for 2007 is summarized in the following table and is based on an average WTI oil price of US$64.25/bbl, a NYMEX natural gas price of US$7.70/mmbtu and exchange rates of C$1=US$0.88 and £1=C$2.26.

Approximate Impact for 2007

(millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes		
Oil - 1,000 bbls/d	8	11
Natural gas - 10 mmcf/d	9	17
Price changes[1]		
Oil - US$1.00/bbl	46	47
Natural gas (North America)[2] - C$0.10/mcf	14	19
Exchange rate changes		
US$ increased by US$0.01	40	68
£ increase by C$0.023	(8)	2

1   The impact of commodity contracts outstanding as of April 1, 2007 has been included.
2   Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in UK, Scandinavia and Malaysia/Vietnam is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results (millions of C$ unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended							
	2007	2006[1]				2005[1]		
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
Gross sales	**2,224**	2,166	2,165	2,272	2,613	2,625	2,415	1,890
Total revenue	**1,948**	1,878	1,848	1,879	2,227	2,184	2,009	1,579
Net income from continuing operations	**211**	345	402	544	126	446	366	291
Net income	**520**	598	525	685	197	533	430	340
Per common share ($)[2]								
Net income from continuing operations	**0.20**	0.32	0.37	0.49	0.11	0.40	0.33	0.27
Diluted net income from continuing operations	**0.19**	0.32	0.36	0.48	0.11	0.40	0.32	0.26
Net income	**0.49**	0.55	0.48	0.62	0.18	0.48	0.39	0.31
Diluted net income	**0.48**	0.54	0.47	0.61	0.17	0.47	0.38	0.30

1. Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the Unaudited Interim Consolidated Financial Statements.
2. All per share amounts have been retroactively restated to reflect the Company's three-for-one split in May 2006. See note 5 to the Unaudited Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters ended March 31, 2007.

During the first quarter of 2007, gross sales increased by $58 million over the previous quarter due to the impact of increased commodity prices, which more than offset the 3% decrease in total production. Net income from continuing operations decreased $134 million from the previous quarter as the impact of the increase in gross revenue and decrease in dry hole and stock-based compensation expense was more than offset by increases in DD&A, operating costs and taxes and the gain on sale of a royalty interest in an undeveloped lease in the previous quarter.

During the fourth quarter of 2006, gross sales increased by $1 million over the previous quarter as the impact of reduced oil prices offset the 6% increase in total production. Net income from continuing operations decreased $57 million from the third quarter as increases in charges for dry holes, exploration, stock-based compensation, DD&A and operating costs more than offset the impact of reduced taxes and the gain on sale of a royalty interest in an undeveloped lease.

During the third quarter of 2006, gross sales decreased by $107 million over the previous quarter due to decreased natural gas prices and reduced production. Net income from continuing operations for the quarter decreased by $142 million, primarily due to the $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions recorded in the second quarter.

During the second quarter of 2006, gross sales decreased by $341 million over the previous quarter due to decreased production. Net income from continuing operations for the quarter increased by $418 million, primarily due to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions and the $325 million future tax charge in the first quarter.

~~ This release is available on Talisman's Internet Web Site: *WWW.TALISMAN-ENERGY.COM* ~~

In the first quarter of 2006, gross sales decreased by $12 million over the previous quarter. Net income from continuing operations for the quarter decreased by $320 million, primarily due to the impact of a one-time non-cash adjustment of $325 million related to a UK income tax rate increase.

During the fourth quarter of 2005, gross sales increased by $210 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea. Net income from continuing operations for the quarter increased by $80 million as the increased revenue combined with reduced stock-based compensation charges more than offset the impact of increases in operating, DD&A, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $525 million. Net income from continuing operations for the quarter increased by $75 million as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income from continuing operations increased in the quarter as higher revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

New Canadian Accounting Pronouncements

In December 2006, the Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. Both sections will become effective for Talisman's 2007 year end disclosure and will require increased disclosure regarding financial instruments.

In December 2006, the AcSB issued Section 1535, *Capital Disclosures*. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman's 2007 year end disclosure.

Internal Control over Financial Reporting

There were no changes in Talisman's internal controls over financial reporting during the first quarter of 2007 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
      & Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210   Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email: tlm@talisman-energy.com

19-07

Forward-looking Statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, "forward looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: future production, future cash flow, anticipated asset dispositions, estimated timing of production, expected royalty rates and taxes, the Company's outlook for major projects, business strategy and plans, impact of new accounting pronouncements, outcome of litigation,and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss future business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this document, Talisman assumed a US$64.25/bbl West Texas Intermediate oil price, a US$7.70/mmbtu New York Mercantile Exchange natural gas price, a US$/C$ exchange rate of $0.88 and a C$/British £ rate of $2.26.

Forecasted production volumes are based on the mid-point of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results that are derived from or depend upon future production estimates (such as cash provided by operating activities) incorporate the anticipated completion of the UK Brae asset sale and a substantial portion of the non-core asset disposition program in Canada. The completion of any contemplated asset disposition is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. With respect to estimates of future cash provided by operating activities, the amount of taxes and cash payments made upon surrender of existing stock options incorporated therein are inherently difficult to predict.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

-   the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;

-   risks and uncertainties involving geology of oil and gas deposits;

-   uncertainty of reserves estimates, reserves life and underlying reservoir risk;

-   uncertainty of estimates and projections relating to production, costs and expenses;

-   potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

-   fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

-   the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

-   health, safety and environmental risks;

-   uncertainties as to the availability and cost of financing and changes in capital markets;

-   uncertainties related to the litigation process, such as possible discovery of new evidence of acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

-   risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

-   competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;

-   changes in general economic and business conditions;

-   the effect of acts of, or actions against, international terrorism;

-   the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

-   results of the Company's risk mitigation strategies, including insurance and any hedging programs; and

-   the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis - Risk Factors" and elsewhere in the

~~ This release is available on Talisman's Internet Web Site: *WWW.TALISMAN-ENERGY.COM* ~~

Company's 2006 Annual Financial Report. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Advisory - Oil and Gas Information

Throughout this news release, the Company makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of BOE Equivalents

Unless otherwise stated, references to production represent Talisman's working interest share (including royalty interests and net profits interests) before deduction of royalties. Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Non-GAAP measures

This news release includes references to financial measures commonly used in the oil and gas industry such as cash flow, cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, is captioned as funds from operating activities on the Company's cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from continuing operations is calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by GAAP in either Canada or the US. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended March 31	
	2007	2006
Financial		
(millions of Canadian dollars unless otherwise stated)		
Cash flow	**1,004**	1,344
Net income	**520**	197
Exploration and development expenditures	**1,297**	1,203
Per common share (Canadian dollars)		
Cash flow	**0.95**	1.21
Net income	**0.49**	0.18
Production		
(daily average)		
Oil and liquids (bbls/d)		
North America	**47,270**	53,494
United Kingdom	**101,748**	123,862
Scandinavia	**31,912**	39,529
Southeast Asia	**49,549**	51,845
Other	**21,308**	28,565
Synthetic oil	**106**	2,682
Total oil and liquids	**251,893**	299,977
Natural gas (mmcf/d)		
North America	**923**	895
United Kingdom	**105**	144
Scandinavia	**14**	16
Southeast Asia	**267**	283
Total natural gas	**1,309**	1,338
Total mboe/d	**470**	523
Prices (1)		
Oil and liquids ($/bbl)		
North America	**53.55**	49.58
United Kingdom	**64.73**	71.01
Scandinavia	**64.64**	73.42
Southeast Asia	**77.10**	73.49
Other	**69.41**	70.43
Crude oil and natural gas liquids	**65.46**	67.85
Synthetic oil	**84.38**	63.32
Total oil and liquids	**65.46**	67.81
Natural gas ($/mcf)		
North America	**7.66**	8.79
United Kingdom	**7.72**	10.11
Scandinavia	**4.44**	3.51
Southeast Asia	**6.29**	7.08
Total natural gas	**7.35**	8.52
Total ($/boe) (includes synthetic)	**55.53**	60.68

1 Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	March 31 2007	December 31 2006
Assets		(restated -
Current		see notes 1 and 2)
Cash and cash equivalents	**195**	103
Accounts receivable	**1,150**	1,131
Inventories	**121**	185
Prepaid expenses	**37**	25
Held-for-trading securities (note 1)	**231**	-
Assets of discontinued operations (note 2)	**513**	688
	2,247	2,132
Accrued employee pension benefit asset	**48**	50
Other assets	**253**	284
Goodwill (note 3)	**1,535**	1,530
Property, plant and equipment	**17,974**	17,465
	19,810	19,329
Total assets	**22,057**	21,461
Liabilities		
Current		
Bank indebtedness	**22**	39
Accounts payable and accrued liabilities (notes 4, 6 and 7)	**2,514**	2,475
Income and other taxes payable	**512**	412
Liabilities of discontinued operations (note 2)	**220**	247
	3,268	3,173
Deferred credits	**49**	59
Asset retirement obligations (note 4)	**1,863**	1,855
Other long-term obligations (note 7)	**142**	157
Long-term debt (note 8)	**4,850**	4,560
Future income taxes	**4,319**	4,350
	11,223	10,981
Contingencies and commitments (note 13)		
Shareholders' equity		
Common shares (note 5)	**2,499**	2,533
Contributed surplus	**66**	67
Cumulative foreign currency translation	**(1,280)**	(1,204)
Retained earnings	**4,850**	4,584
Accumulated other comprehensive income (note 1, 12)	**1,431**	1,327
	7,566	7,307
Total liabilities and shareholders' equity	**22,057**	21,461

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

Three months ended March 31

(millions of C$)	2007	2006
		(restated)
Revenue		(note 2)
Gross sales	**2,224**	2,613
Hedging gain	**(46)**	(10)
Gross sales, net of hedging	**2,270**	2,623
Less royalties	**355**	426
Net sales	**1,915**	2,197
Other	**33**	30
Total revenue	**1,948**	2,227
Expenses		
Operating	**507**	398
Transportation	**56**	58
General and administrative	**60**	60
Depreciation, depletion and amortization	**603**	505
Dry hole	**100**	64
Exploration	**70**	64
Interest on long-term debt	**47**	45
Stock-based compensation (note 6)	**42**	46
Loss on held-for-trading financial instruments (note 1)	**37**	-
Other	**(15)**	24
Total expenses	**1,507**	1,264
Income from continuing operations before taxes	**441**	963
Taxes		
Current income tax	**173**	298
Future income tax (recovery)	**(11)**	454
Petroleum revenue tax	**68**	85
	230	837
Net income from continuing operations	**211**	126
Net income from discontinued operations (note 2)	**309**	71
Net income	**520**	197
Per common share (C$)		
Net income from continuing operations	**0.20**	0.11
Diluted net income from continuing operations	**0.19**	0.11
Net income from discontinued operations	**0.29**	0.07
Diluted net income from discontinued operations	**0.29**	0.06
Net income	**0.49**	0.18
Diluted net income	**0.48**	0.17
Average number of common shares outstanding (millions)	**1,051**	1,113
Diluted number of common shares outstanding (millions)	**1,084**	1,131

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

Three months ended March 31

(millions of C$)	**2007**	2006
Net income	**520**	197
Foreign currency translation (1)	**81**	(15)
Mark to market gains and (losses) on derivatives designated as cash flow hedges		
Unrealized losses arising during the period (2)	**(28)**	-
Realized gains recognized in net income (3)	**(31)**	-
	(59)	-
Other comprehensive income (loss)	**22**	(15)
Comprehensive income	**542**	182

1 Includes after tax net investment hedging loss of $12 million (2006 - $4 million)

2 Net of tax of $15 million

3 Net of tax of $15 million

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

Three months ended March 31

(millions of C$)	**2007**	2006
Common shares		
Balance at beginning of period	**2,533**	2,609
Issued on exercise of stock options	**3**	1
Shares purchased for cancellation	**(37)**	-
Balance at end of period	**2,499**	2,610
Contributed surplus		
Balance at beginning of period	**67**	69
Purchase of common shares	**(1)**	-
Balance at end of period	**66**	69
Cumulative foreign currency translation		
Balance at beginning of period	**(1,204)**	(1,413)
Current period foreign currency translation	**(76)**	50
Balance at end of period	**(1,280)**	(1,363)
Retained earnings		
Balance at beginning of period	**4,584**	3,316
Transitional adjustment on adoption of new accounting policies (note 1)	**7**	-
Net income	**520**	197
Purchase of common shares	**(261)**	-
Balance at end of period	**4,850**	3,513
Accumulated other comprehensive income		
Balance at beginning of period	**1,327**	1,148
Transitional adjustment on adoption of new accounting policies (note 1)	**82**	-
Other comprehensive income (loss)	**22**	(15)
Balance at end of period	**1,431**	1,133

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

Three months ended March 31

(millions of C$)	2007	2006
Operating		
Net income from continuing operations	**211**	126
Items not involving cash (note 11)	**726**	1,004
Exploration	**70**	64
	1,007	1,194
Changes in non-cash working capital	**85**	92
Cash provided by continuing operations	**1,092**	1,286
Cash provided by discontinued operations	**(3)**	150
Cash provided by operating activities	**1,089**	1,436
Investing		
Corporate acquisitions	**-**	(66)
Capital expenditures		
Exploration, development and corporate	**(1,300)**	(1,190)
Acquisitions	**(4)**	(1)
Proceeds of resource property dispositions	**-**	2
Investments	**-**	-
Changes in non-cash working capital	**39**	160
Discontinued operations	**221**	(22)
Cash used in investing activities	**(1,044)**	(1,117)
Financing		
Long-term debt repaid	**(576)**	(2,675)
Long-term debt issued	**956**	2,682
Common shares purchased	**(297)**	1
Common share dividends	**-**	-
Deferred credits and other	**(18)**	(27)
Changes in non-cash working capital	**-**	-
Cash used in financing activities	**65**	(19)
Effect of translation on foreign currency cash and cash equivalents	**(1)**	14
Net increase in cash and cash equivalents	**109**	314
Cash and cash equivalents net of bank indebtedness, beginning of period	**64**	130
Cash and cash equivalents net of bank indebtedness, end of period	**173**	444
Cash and cash equivalents	**195**	444
Bank indebtedness	**22**	-
	173	444

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman's Annual Financial Report for the year ended December 31, 2006.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2006, except for the following:

a) Changes in Accounting Policies

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (3251), Financial Instruments Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). As required by the standards prior periods have not been restated except to reclassify the foreign currency translation adjustment and related net investment hedges as described under Comprehensive Income and Equity.

Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities "held-for-trading" are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets "held-to-maturity", "loans and receivables", and financial liabilities "other financial liabilities" are subsequently amortized using the effective interest rate method.

Cash equivalents are classified as "held-for-trading" and are measured at carrying value which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as "loans and receivables". Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as "other financial liabilities".

Financial instruments that are derivative contracts are considered "held-for-trading" unless they are designated as a hedge.

Hedges

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as a cash flow hedge is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges – Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value. Changes in the fair value of both the hedging and hedged item are reflected in net income immediately.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income, net of tax. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

Comprehensive Income and Equity

Section 1530 provides for a new statement of Comprehensive Income and establishes accumulated other comprehensive income (AOCI) as a separate component of shareholders' equity. The statement of Comprehensive Income reflects the changes in AOCI in the period. Changes in AOCI are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations.

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), UK pounds sterling (UK£) and Norwegian kroner (NOK), respectively and translated to the Company's functional currency US dollars (US$) using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the financial statements from the Company's functional currency US$ into its presentation currency C$ continues to be included in a separate component of shareholder's equity described as cumulative foreign currency translation.

Initial Adoption of Standards

These accounting standards require prospective adoption with the exception of the translation of self-sustaining foreign operations and the related impact of net investment hedges. Accordingly the prior period cumulative foreign currency translation and AOCI balances have been restated as follows:

	December 31,		March 31,	Three months ended,
Increase (decrease)	2006	2005	2006	March 31, 2006
Cumulative foreign currency translation	(1,327)	(1,148)	(1,133)	15
Accumulated other comprehesive income	1,327	1,148	1,133	(15)

Section 3855 requires that embedded derivatives be recognized by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date to recognize embedded derivatives. No adjustments were required for embedded derivatives on the adoption of this standard.

On adoption Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007 all of Talisman's derivative contracts were designated as hedges.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards is as follows:

Impact Increase/(Decrease)	January 1, 2007
To recognize mark-to-market gains and losses on cash flow hedges	
Accounts Receivable	122
Accounts Payable and Accrued Liabilities	11
Other long-term obligations	(12)
Future income tax liabilities	34
Retained earnings	7
Accumulated other comprehensive income	82
To include unamortized transaction costs with long-term debt	
Long-term debt	(41)
Other assets	(41)
To revalue hedged debt as part of fair value hedges	
Long-term debt	(14)
Other long-term obligations	14

Also effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Accounting Changes (1506). This standard requires that changes in accounting policy may be made only if they result in more reliable and relevant information. Accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively.

The Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. Both sections will become effective for Talisman's 2007 year end disclosure and will require increased disclosure regarding financial instruments.

The AcSB issued Section 1535, *Capital Disclosures*. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman's 2007 year end disclosure.

b) Reclassification
During the first quarter the Company reclassified inventory that is expected to be capitalized when consumed, from inventory to other long-term assets, with prior period balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million to other assets and a decrease of $182 million to inventories.

2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both North America and UK segments have been restated.

United Kingdom
During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. These sales closed in the fourth quarter of 2006 for a gain of $209 million net of tax ($nil). Also, during the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of 2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

North America
During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. These sales closed in 2006 for a gain of $147 million, net of tax ($61 million). Also during 2006, Talisman announced its intention to sell its 1.25% indirect interest in Syncrude Canada. The sale closed in the first quarter of 2007 for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax ($33 million).

During the fourth quarter of 2006, Talisman announced plans to sell additional oil and gas producing assets in Western Canada. Certain assets met the criteria for reporting as discontinued operations as at March 31, 2007.

	For the three months ended March 31					
	North America		United Kingdom		Total	
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Gross sales [1]	**34**	103	**83**	175	**117**	278
Royalties	**7**	20	**9**	14	**16**	34
Revenues, net of royalties	**27**	83	**74**	161	**101**	244
Expenses						
Operating, marketing and general	**6**	19	**21**	24	**27**	43
Interest	**-**	3	**-**	4	**-**	7
Depreciation, depletion and amortization	**11**	23	**1**	39	**12**	62
Income from discontinued operations before						
income taxes	**10**	38	**52**	94	**62**	132
Taxes	**4**	11	**26**	50	**30**	61
Gain on disposition, net of tax ($33 million)	**277**	-	**-**	-	**277**	-
Net income from discontinued operations	**283**	27	**26**	44	**309**	71

1 Gross sales includes $16 million and $14 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

	As at March 31, 2007			As at December 31, 2006		
	North America	United Kingdom	Total	North America	United Kingdom	Total
Assets						
Current assets	**7**	**27**	**34**	14	30	44
Property, plant and equipment, net	**222**	**215**	**437**	375	213	588
Goodwill	**13**	**29**	**42**	27	29	56
Total assets	**242**	**271**	**513**	416	272	688
Liabilities						
Current liabilities	**1**	**28**	**29**	5	53	58
Asset retirement obligation	**10**	**79**	**89**	11	78	89
Future income taxes	**-**	**102**	**102**	-	100	100
Total liabilities	**11**	**209**	**220**	16	231	247
Net assets of Discontinued Operations	**231**	**62**	**293**	400	41	441

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

3. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	Three months ended March 31, 2007	12 months ended December 31, 2006 (restated, see note 2)
Opening balance [1]	1,530	1,421
Foreign currency translation effect [2]	5	109
Closing balance [1]	1,535	1,530

1 At March 31, 2007 $42 million (December 31, 2006 - $56 million); (January 1, 2006 - $83 million) has been reclassified to assets of discontinued operations.
2 Effect of discontinued operations on foreign currency translation is $nil ($9 million for year ended December 31, 2006).

Goodwill has no tax basis.

4. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company's asset retirement obligations associated with its property, plant and equipment are as follows:

	Three months ended March 31, 2007	12 months ended December 31, 2006 (restated, see note 2)
ARO liability, beginning of period[1]	1,886	1,241
Liabilities incurred during period	-	324
Liabilities settled during period	(8)	(51)
Accretion expense	23	74
Revisions in estimated future cash flows	(1)	171
Foreign currency translation	(6)	127
ARO liability, end of period[1]	1,894	1,886

1 Included in December 31, 2006 and March 31, 2007 liabilities are $31 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,855 million and $1,863 million respectively.
2 At March 31, 2007, $89 million (December 31, 2006 - $89 million; January 1, 2006 - $107 million) has been reclassified to assets of discontinued operations.

5. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	Three months ended March 31, 2007		12 months ended December 31, 2006	
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,063,928,405	2,533	1,098,783,945	2,609
Issued on exercise of options	106,600	3	438,860	8
Purchased during the period	(15,513,400)	(37)	(35,294,400)	(84)
Balance, end of period	1,048,521,605	2,499	1,063,928,405	2,533

In March 2007, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the normal course issuer bid was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. During the first three months of 2007 the Company repurchased 15,513,400 common shares for a total of $299 million (2006 – nil shares), under its previous NCIB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Subsequent to March 31, 2007 122,650 stock options were exercised for shares, resulting in 1,048,644,255 shares outstanding at May 7, 2007.

6. Stock Option Plans

Continuity of stock options	Three months ended March 31, 2007		12 months ended December 31, 2006	
	Number of Options	Weighted-average exercise price ($)	Number of options	Weighted-average exercise price ($)
Outstanding, beginning of period	63,921,148	10.79	64,485,717	8.71
Granted during the period	94,855	19.78	10,496,690	19.67
Exercised for common shares	(106,600)	6.10	(438,860)	6.55
Exercised for cash payment	(3,480,589)	7.25	(9,439,024)	6.12
Forfeited	(79,990)	16.58	(1,183,375)	15.04
Outstanding, end of period	60,348,824	11.01	63,921,148	10.79
Exercisable, end of period	34,110,753	7.12	27,606,033	6.45

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans
In addition to the Company's stock option plans Talisman's subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	Three months ended March 31, 2007		12 months ended December 31, 2006	
	Number of units	Weighted-average exercise price ($)	Number of units	Weighted-average exercise price ($)
Outstanding, beginning of period	8,352,328	12.68	7,351,065	9.90
Granted during the period	40,050	19.67	2,107,215	19.67
Exercised	(214,950)	7.98	(1,006,652)	6.61
Forfeited	(2,775)	19.85	(99,300)	16.44
Outstanding, end of period	8,174,653	12.84	8,352,328	12.68
Exercisable, end of period	3,238,543	7.38	2,411,293	6.93

Stock-based Compensation
For the three months ended March 31, 2007 the Company recorded stock-based compensation expense of $42 million (2006 - $46 million) relating to its stock option and cash unit plans. The Company paid cash of $48 million (2006 - $68 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company reduced capitalized stock-based compensation by $1 million (2006 - $1 million increase) during the period.

	Three months ended March 31	
	2007	2006
Average exercise price	20.31	20.56
Average grant price	7.29	6.11
Average gain per exercise	13.02	14.45
Number of options and cash units exercised	3,695,539	4,721,490
Cash payments ($millions)	48	68

Of the combined mark-to-market liability for stock option and cash unit plans of $587 million as at March 31, 2007 (December 31, 2006 - $596 million), $585 million (December 31, 2006 - $554 million) is included in accounts payable and accrued liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

7. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	March 31 2007	December 31 2006
Pensions and other post retirement benefits	51	51
Mark-to-market liability for stock-based compensation	2	42
Commodity price derivative contracts (note 9)	29	(3)
Interest rate derivative contracts (notes 8,9)	12	-
Discounted obligations on capital leases[1]	38	37
Other	10	30
Closing balance, end of period	142	157

1 Of the total discounted liability of $42 million (December 31, 2006 - $43 million), $4 million (December 31, 2006 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	March 31 2007	December 31 2006
Bank Credit Facilities	1,257	494
Debentures and Notes (unsecured)		
US$ denominated (US$2,519 million, 2006 - US$2,519 million)	2,893	2,937
Canadian $ denominated	174	559
£ denominated (£250 million)	567	570
	4,891	4,560
Unamortized transaction costs	(41)	-
	4,850	4,560

Upon adoption of CICA 3855 as of January 1, 2007 (see note 1), unamortized transaction costs related to long-term debt previously included in other assets have been reclassified as a reduction to the carrying value of long-term debt. In addition a portion of the value of the Company's debt is hedged and as such has been remeasured at fair value at March 31, 2007 (see notes 1,9). The adjustment to fair value at March 31, 2007 decreased the carrying value of debt by $12 million. Prior periods are not retroactively restated for the adoption of the new standards.

9. Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

Asset (liability) at	March 31, 2007			December 31, 2006		
	Carrying Value	Fair Value	Unrecognized Gain/(Loss)	Carrying Value	Fair Value	Unrecognized Gain/(Loss)
Long-term debt	(4,850)	(4,834)	16	(4,560)	(4,436)	124
Securities held-for-trading	231	231	-	-	-	-
Cross currency and interest rate swaps	(12)	(12)	-	-	(14)	(14)
Natural gas derivatives	(15)	(15)	-	-	55	55
Crude oil derivatives	(41)	(41)	-	(39)	10	49

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at March 31 for instruments having the same term and risk characteristics. Fair values for interest rate derivative

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at March 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at March 31.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company's outstanding commodity price derivative contracts at March 31, 2007 has been designated as hedges of the Company's anticipated future commodity sales. For new commodity price derivative contracts entered into in the three months ended March 31, 2007 the company elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At March 31, 2007, $28 million was included in accounts receivable, $55 million in accounts payable and $29 million in other long-term obligations related to the fair value of commodity price derivative contracts. In the first quarter of 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was a loss of $1 million. The Company also recorded unrealized losses of $25 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included in accumulated other comprehensive income and will be realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

The Company had the following commodity price derivative contracts outstanding at March 31, 2007:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2007 Apr-Jun	5,769	41.02	(16)
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31	(34)
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(5)
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(2)

| | | | | Floor/Ceiling | |
Two-way collars	Hedge type	Term	bbls/d	US$/bbl	Fair value
WTI	Cash flow	2007 Apr-Dec	10,000	70.00/90.84	16

| | | | | Floor/Ceiling | |
Two-way collars	Hedge type	Term	mcf/d	CDN$/mcf	Fair value
AECO index	Cash flow	2007 Apr-Dec	59,633	8.18/12.20	7
AECO index	Cash flow	2007 Apr-Oct	68,807	8.91/9.97	7

Fixed price swaps	Hedge type	Term	(mcf/d)	$/mcf	Fair value
AECO index	Cash flow	2007 Apr-Oct	32,110	7.64	(4)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Commodity Contracts not designated as Hedges

Two-way collars	Financial instrument Classification	Term	mcf/d	Floor/Ceiling CDN$/mcf	Fair value
AECO index	Held-for-trading	2007 Apr-Oct	27,523	7.63/8.68	(1)

Fixed price swaps	Hedge type	Term	(mcf/d)	$/mcf	Fair value
AECO index	Held-for-trading	2007 Apr-Oct	36,697	8.32	-
ICE index	Held-for-trading	2008 Jul - Sep	25,156	7.10	(2)
ICE index	Held-for-trading	2008 Oct- Mar 09	24,188	9.86	(5)
ICE index	Held-for-trading	2009 Apr - Sep	24,188	7.50	(4)
ICE index	Held-for-trading	2009 Oct -Mar 10	21,286	9.52	(5)
ICE index	Held-for-trading	2010 Apr - Sep	21,286	7.82	(2)
ICE index	Held-for-trading	2010 Oct - Mar 11	18,383	9.20	(5)
ICE index	Held-for-trading	2011 Apr - Jun	17,416	8.39	(1)

Physical commodity contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, these contracts are not recognized on the financial statements and future revenues are recognized as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into $US 304 million at an interest rate of 5.05%. The ineffectiveness recorded in net income was $nil in the quarter.

Foreign Exchange Risk and Net Investment Hedges

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income net of tax.

Other Held-for-trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude. These trust units have been classified as held-for-trading securities and as such are remeasured at fair value each reporting period. The movement in fair value of these units resulted in a loss of $12 million and is included in the loss on held-for-trading financial instruments in the period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

10. Employee Benefits

The Company's net pension benefit plan expense is as follows:

	Three months ended March 31	
	2007	2006
Current service cost	**3**	2
Interest cost	**3**	3
Expected return on assets	**(6)**	(3)
Actuarial loss	**8**	1
Defined contribution expense	**3**	2
	11	5

For the three months ended March 31, 2006 and 2007, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information

	Three months ended March 31	
	2007	2006
Items not involving cash		
Depreciation, depletion and amortization	**603**	505
Dry hole	**100**	64
Net gain on asset disposals	**-**	(2)
Stock-based (recovery) compensation (note 6)	**(6)**	(22)
Future taxes and deferred petroleum revenue tax	**(15)**	457
Unrealized gains/losses on risk management	**37**	-
Other	**7**	2
	726	1,004
Interest paid	**44**	30
Income taxes paid	**165**	242

12. Accumulated Other Comprehensive Income

The balance in accumulated other comprehensive income consists of the following:

	March 31	December 31
	2007	2006
Unrealized foreign currency translation gains on self-sustaining foreign operations, net of hedges [1]	**1,408**	1,327
Net unrealized gains on derivatives designated as cash flow hedges [2]	**23**	-
	1,431	1,327

1 Net of tax of $7 million (December 31, 2006 - $6 million)
2 Net of tax of $1 million

Of the balance of net unrealized gains and losses on derivatives the Company expects to reclassify all but $1 million of net losses to net income within the next 12 months.

13. Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

14. Segmented Information
Three months ended March 31

(millions of Canadian dollars)	North America (1) 2007	2006	United Kingdom (2) 2007	2006	Scandinavia (3) 2007	2006	Southeast Asia (4) 2007	2006	Other (5) 2007	2006	Total 2007	2006
Revenue												
Gross sales	**828**	861	**646**	771	**217**	276	**466**	530	**67**	175	**2,224**	2,613
Hedging	**(34)**	(12)	**(12)**	2	**-**	-	**-**	-	**-**	-	**(46)**	(10)
Royalties	**159**	179	**-**	2	**1**	1	**174**	194	**21**	50	**355**	426
Net sales	**703**	694	**658**	767	**216**	275	**292**	336	**46**	125	**1,915**	2,197
Other	**28**	19	**5**	8	**1**	3	**-**	-	**(1)**	-	**33**	30
Total revenue	**731**	713	**663**	775	**217**	278	**292**	336	**45**	125	**1,948**	2,227
Segmented expenses												
Operating	**132**	110	**259**	178	**76**	69	**36**	33	**4**	8	**507**	398
Transportation	**18**	22	**16**	15	**9**	8	**11**	11	**2**	2	**56**	58
DD&A	**272**	229	**156**	123	**96**	72	**69**	58	**10**	23	**603**	505
Dry hole	**40**	18	**41**	6	**-**	7	**10**	-	**9**	33	**100**	64
Exploration	**32**	25	**6**	3	**6**	4	**3**	5	**23**	27	**70**	64
Other	**(28)**	(4)	**8**	10	**-**	-	**(2)**	3	**11**	10	**(11)**	19
Total segmented expenses	**466**	400	**486**	335	**187**	160	**127**	110	**59**	103	**1,325**	1,108
Segmented income before taxes	**265**	313	**177**	440	**30**	118	**165**	226	**(14)**	22	**623**	1,119
Non-segmented expenses												
General and administrative											**60**	60
Interest											**47**	45
Stock-based compensation											**42**	46
Currency translation											**(4)**	5
Loss on held-for-trading financial instruments											**37**	-
Total non-segmented expenses											**182**	156
Income from continuing operations before taxes											**441**	963
Capital expenditures												
Exploration	**269**	306	**43**	11	**48**	31	**58**	16	**42**	74	**460**	438
Development	**292**	353	**326**	254	**77**	22	**53**	44	**20**	26	**768**	699
Midstream	**61**	44	**-**	-	**-**	-	**-**	-	**-**	-	**61**	44
Exploration and development	**622**	703	**369**	265	**125**	53	**111**	60	**62**	100	**1,289**	1,181
Property acquisitions											**4**	3
Midstream acquisitions											**-**	-
Proceeds on dispositions											**-**	(5)
Other non-segmented											**11**	9
Net capital expenditures (6)											**1,304**	1,188
Property, plant and equipment	**8,016**	7,731	**6,285**	6,131	**1,604**	1,558	**1,575**	1,561	**494**	484	**17,974**	17,465
Goodwill	**257**	256	**447**	450	**706**	697	**121**	123	**4**	4	**1,535**	1,530
Other	**978**	688	**413**	479	**152**	139	**349**	351	**95**	71	**1,987**	1,728
Discontinued operations	**242**	416	**271**	272	**-**	-	**-**	-	**-**	-	**513**	688
Segmented assets	**9,493**	9,091	**7,416**	7,332	**2,462**	2,394	**2,045**	2,035	**593**	559	**22,009**	21,411
Non-segmented assets											**48**	50
Total assets (7)											**22,057**	21,461

(1) North America	2007	2006
Canada	**669**	648
US	**62**	65
Total revenue	**731**	713
Canada	**7,566**	7,284
US	**450**	447
Property, plant and equipment (7)	**8,016**	7,731

(2) United Kingdom	2007	2006
United Kingdom	**642**	755
Netherlands	**21**	20
Total revenue	**663**	775
United Kingdom	**6,236**	6,081
Netherlands	**49**	50
Property, plant and equipment (7)	**6,285**	6,131

(3) Scandinavia	2007	2006
Norway	**196**	254
Denmark	**21**	24
Total revenue	**217**	278
Norway	**1,384**	1,321
Denmark	**220**	237
Property, plant and equipment (7)	**1,604**	1,558

(4) Southeast Asia	2007	2006
Indonesia	**117**	131
Malaysia	**110**	166
Vietnam	**7**	9
Australia	**58**	30
Total revenue	**292**	336
Indonesia	**418**	417
Malaysia	**870**	879
Vietnam	**93**	54
Australia	**194**	211
Property, plant and equipment (7)	**1,575**	1,561

(5) Other	2007	2006
Trinidad & Tobago	**20**	57
Algeria	**24**	63
Tunisia	**1**	5
Total revenue	**45**	125
Trinidad & Tobago	**252**	246
Algeria	**201**	199
Tunisia	**16**	15
Other	**25**	24
Property, plant and equipment (7)	**494**	484

6 Excluding corporate acquisitions.

7 Current year represents balances as at March 31, prior year represents balances as at December 31.

Talisman Energy Inc.
Product Netbacks
(unaudited)

(C$ - production before royalties)		Three months ended March 31			
		2007	2006	**2007**	2006
		Oil and liquids ($/bbl)		Natural gas ($/mcf)	
North America	Sales price	**53.55**	49.58	**7.66**	8.79
	Hedging (gain)	**(2.88)**	-	**(0.26)**	(0.16)
	Royalties	**11.06**	10.60	**1.45**	1.81
	Transportation	**0.47**	0.59	**0.19**	0.23
	Operating costs	**8.82**	7.76	**1.18**	1.02
		36.08	30.63	**5.10**	5.89
United Kingdom	Sales price	**64.73**	71.01	**7.72**	10.11
	Hedging (gain)	**(1.32)**	0.21	**-**	-
	Royalties	**0.78**	0.69	**0.27**	0.67
	Transportation	**1.71**	1.38	**0.37**	0.36
	Operating costs	**25.39**	15.86	**1.38**	0.78
		38.17	52.87	**5.70**	8.30
Scandinavia	Sales price	**64.64**	73.42	**4.44**	3.51
	Hedging (gain)	**-**	-	**-**	-
	Royalties	**0.32**	0.32	**-**	-
	Transportation	**2.59**	1.55	**1.42**	2.04
	Operating costs	**23.86**	18.51	**-**	-
		37.87	53.04	**3.02**	1.47
Southeast Asia	Sales price	**77.10**	73.49	**6.29**	7.08
	Royalties	**32.53**	29.97	**2.00**	2.12
	Transportation	**0.37**	0.22	**0.39**	0.38
	Operating costs	**5.93**	5.22	**0.40**	0.34
		38.27	38.08	**3.50**	4.24
Other	Sales price	**69.41**	70.43	**-**	-
	Royalties	**21.25**	20.08	**-**	-
	Transportation	**1.21**	0.93	**-**	-
	Operating costs	**4.66**	3.44	**-**	-
		42.29	45.98	**-**	-
Total Company	Sales price	**65.46**	67.85	**7.35**	8.52
	Hedging (gain)	**(1.07)**	0.09	**(0.18)**	(0.10)
	Royalties	**10.63**	9.39	**1.45**	1.73
	Transportation	**1.28**	1.01	**0.26**	0.30
	Operating costs	**16.50**	11.71	**1.03**	0.84
		38.12	45.65	**4.79**	5.75

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.


Talisman Energy Inc.
Production net of royalties (1)
(unaudited)


	Three months ended March 31	
	2007	2006
Oil and liquids (bbls/d)		
North America	**37,505**	42,063
United Kingdom	**100,525**	122,659
Scandinavia	**31,754**	39,358
Southeast Asia	**28,645**	30,705
Other	**14,784**	20,421
Synthetic oil (Canada)	**264**	2,591
Total oil and liquids	**213,477**	257,797
Natural gas (mmcf/d)		
North America	**747**	710
United Kingdom	**102**	136
Scandinavia	**14**	16
Southeast Asia	**183**	198
Total natural gas	**1,046**	1,060
Total mboe/d	**389**	434

1 Information provided per US reporting practice of calculating production after deduction of royalty volumes.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

(US$ - production net of royalties)		Three months ended March 31	
		2007	2006 (2)
North America	Oil and liquids (US$/bbl)		
	Sales price	**45.71**	42.93
	Hedging (gain)	**(3.10)**	-
	Transportation	**0.51**	0.65
	Operating costs	**9.49**	8.55
		38.81	33.73
	Natural gas (US$/mcf)		
	Sales price	**6.54**	7.62
	Hedging (gain)	**(0.27)**	(0.17)
	Transportation	**0.20**	0.25
	Operating costs	**1.25**	1.11
		5.36	6.43
United Kingdom	Oil and liquids (US$/bbl)		
	Sales price	**55.26**	61.49
	Hedging (gain)	**(1.14)**	0.18
	Transportation	**1.47**	1.21
	Operating costs	**21.94**	13.87
		32.99	46.23
	Natural gas (US$/mcf)		
	Sales price	**6.59**	8.76
	Transportation	**0.33**	0.33
	Operating costs	**1.22**	0.72
		5.04	7.71
Scandinavia	Oil and liquids (US$/bbl)		
	Sales price	**55.19**	63.59
	Hedging (gain)	**-**	-
	Transportation	**2.22**	1.35
	Operating costs	**20.46**	16.11
		32.51	46.13
	Natural gas (US$/mcf)		
	Sales price	**3.79**	3.04
	Transportation	**1.21**	1.77
		2.58	1.27
Southeast Asia	Oil and liquids (US$/bbl)		
	Sales price	**65.82**	63.65
	Transportation	**0.55**	0.32
	Operating costs	**8.76**	7.63
		56.51	55.70
	Natural gas (US$/mcf)		
	Sales price	**5.37**	6.13
	Transportation	**0.49**	0.47
	Operating costs	**0.49**	0.42
		4.39	5.24
Other	Oil (US$/bbl)		
	Sales price	**59.28**	60.81
	Transportation	**1.49**	1.12
	Operating costs	**5.73**	4.08
		52.06	55.61
Total Company	Oil and liquids (US$/bbl)		
	Sales price	**55.88**	58.74
	Hedging (gain)	**(1.08)**	0.09
	Transportation	**1.29**	1.02
	Operating costs	**16.64**	11.81
		39.03	45.82
	Natural gas (US$/mcf)		
	Sales price	**6.27**	7.37
	Hedging (gain)	**(0.20)**	(0.11)
	Transportation	**0.27**	0.32
	Operating costs	**1.09**	0.91
		5.11	6.25

1 Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.

2 Unit operating costs include pipeline operations for the North Sea. Prior years have been restated accordingly.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2007
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended March 31, 2007.

Interest coverage (times)	
Income (1)	**13.02**
Income from continuing operations (2)	**5.60**

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided
  by the sum of interest expense and capitalized interest from continuing operations.